Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "REGIONAL BRANDS INC." AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE TWENTY-SEVENTH DAY OF OCTOBER, A.D. 1986, AT 9 O`CLOCK A.M.

CERTIFICATE OF REVIVAL, FILED THE EIGHTH DAY OF MARCH, A.D. 1993, AT 9 O`CLOCK A.M.

CERTIFICATE OF REVIVAL, FILED THE SEVENTH DAY OF NOVEMBER, A.D. 1995, AT 9 O`CLOCK A.M.

CERTIFICATE OF AMENDMENT, CHANGING ITS NAME FROM "MEDTECH DIAGNOSTICS, INC." TO "4NETWORLD.COM, INC.", FILED THE SIXTEENTH DAY OF MAY, A.D. 2000, AT 9 O`CLOCK A.M.

CERTIFICATE OF REVIVAL, FILED THE SECOND DAY OF MARCH, A.D. 2001, AT 9 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

2105565 8100H
SR# 20166448508

Authentication: 203261443
Date: 11-01-16

You may verify this certificate online at corp.delaware.gov/authver.shtml





Delaware

The First State

CERTIFICATE OF OWNERSHIP, CHANGING ITS NAME FROM "4NETWORLD.COM, INC." TO "4NET SOFTWARE, INC.", FILED THE SECOND DAY OF MARCH, A.D. 2001, AT 9:01 O`CLOCK A.M.

CERTIFICATE OF DESIGNATION, FILED THE TENTH DAY OF APRIL, A.D. 2001, AT 9 O`CLOCK A.M.

CERTIFICATE OF DESIGNATION, FILED THE SEVENTEENTH DAY OF MAY, A.D. 2001, AT 9 O`CLOCK A.M.

CERTIFICATE OF AMENDMENT, CHANGING ITS NAME FROM "4NET SOFTWARE, INC." TO "REGIONAL BRANDS INC.", FILED THE SEVENTH DAY OF APRIL, A.D. 2016, AT 4:31 O`CLOCK P.M.

CERTIFICATE OF AMENDMENT, FILED THE TWENTY-SECOND DAY OF JULY, A.D. 2016, AT 1:12 O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION, "REGIONAL BRANDS INC.".

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

2105565 8100H
SR# 20166448508

Authentication: 203261443
Date: 11-01-16

CERTIFICATE OF INCORPORATION

OF

MEDTECH DIAGNOSTICS, INC.

The undersigned, being of legal age, in order to form a corporation under and pursuant to the laws of the State of Delaware, does hereby set forth as follows:

FIRST: The name of the corporation is

MEDTECH DIAGNOSTICS, INC.

SECOND: The address of the initial registered office and registered agent in this state is c/o United Corporate Services, Inc., 410 South State Street, in the City of Dover, County of Kent, State of Delaware 19901 and the name of the registered agent at said address is United Corporate Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the corporation laws of the State of Delaware.

FOURTH: The corporation shall be authorized to issue the following shares:

Class	Number of Shares	Par Value
COMMON	500,000,000	$.00001

FIFTH: The name and address of the incorporator are as follows:

NAME	ADDRESS
Ray A. Barr	9 East 40th Street New York, New York 10016

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation, and for further definition, limitation and regulation of the powers of the corporation and of its directors and stockholders:

(1) The number of directors of the corporation shall be such as from time to time shall be fixed by, or in the manner provided in the by-laws. Election of directors need not be by ballot unless the by-laws so provide.

(2) The Board of Directors shall have power without the assent or vote of the stockholders:

(a) To make, alter, amend, change, add to or repeal the By-Laws of the corporation; to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

(b) To determine from time to time whether, and to what times and places, and under what conditions the accounts and books of the corporation (other than the stockledger) or any of them, shall be open to the inspection of the stockholders.

(3) The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the corporation, whether or not the contract or act would otherwise be open to legal attack because of directors' interest, or for any other reason.

(4) In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this certificate, and to any by-laws from time to time made by the stockholders; provided, however, that no by-laws so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

SEVENTH: No director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time. The corporation shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Sections grant the corporation the power to indemnify.

EIGHTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware, may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths (3/4) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

NINTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned hereby executes this document and affirms that the facts set forth herein are true under the penalties of perjury this twenty-fourth day of October, 1986.



RAY A. BARR
Ray A. Barr, Incorporator

January 12, 1993

CERTIFICATE FOR RENEWAL AND REVIVAL

OF CHARTER OF

MEDTECH DIAGNOSTICS, INC.

Medtech Diagnostics, Inc., a corporation organized under the laws of Delaware, the certificate of incorporation of which was filed in the office of the Secretary of State on the 27th day of October, 1986, and recorded in the office of the Recorder of Deeds for Kent County, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certified as follows:

1.   The name of the corporation is Medtech Diagnostics, Inc.

2.   Its registered office in the State of Delaware is located at United Corporate Services, Inc., 15 East North Street, in the City of Dover, County of Kent, State of Delaware 19901. The name of its registered agent at that address is United Corporate Services, Inc.

3.   The date when the restoration, renewal and revival of the charter of this company is to commence February 28, 1990, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

4.   This corporation was duly organized and carried in the business authorized by its charter until March 1, 1990, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension of restoration of charters, Diana Truglio, the last acting President and William Truglio, the last acting Secretary of Medtech Diagnostics, Inc., have hereunto set their hands to this certificate this 12th day of January, 1993.

By   *Diana Truglio*
        Diana Truglio

PRESIDENT

ATTEST:

By   *William Truglio*
    William Truglio



State of Delaware - Division of Corporations

FAX DFS

DOCUMENT FILING SHEET

☐ Priority 1 (Two Hr. Service)	☐ Priority 2 (Same Day)	■ Priority 3 (24 Hour)	☐ Priority 4 (Must Approvals)	☐ Priority 5 (Reg. Approvals)	☐ Priority 6 (Reg. Work)

DATE SUBMITTED November 7, 1995

REQUESTOR NAME UNITED CORPORATE SERVICES

ADDRESS 15 E. North Street
Dover, DE 19901

ATTN. Sue Wainwright

PHONE 678-0855

FILE DATE November 7, 1995

FILE TIME 9 A.M.

RECEIVED DEPARTMENT OF STATE DIVISION OF CORP 95 NOV -7 PM

NAME of COMPANY / ENTITY MEDTECH DIAGNOSTICS, INC.

SRV NUMBER	FILE NUMBER	FILER'S NUMBER	RESERVATION NO.
	2105565	9001653	

TYPE of DOCUMENT Renewal

DOCUMENT CODE ______

CHANGE of NAME ____ CHANGE of AGENT / OFFICE ____ CHANGE of STOCK ____

CORPORATIONS

FRANCHISE TAX YEAR ____	$
FILING FEE TAX	$
RECEIVING & INDEXING	$
CERTIFIED COPIES NO. 1	$
SPECIAL SERVICES	$
KENT COUNTY RECORDER	$
NEW CASTLE COUNTY RECORDER	$
SUSSEX COUNTY RECORDER	$
TOTAL:	$

METHOD of RETURN

X MESSENGER /PICKUP
___ FED. EXPRESS Acct.# ______
___ REGULAR MAIL
___ FAX No. ______
___ OTHER ______

COMMENTS / FILING INSTRUCTIONS

if taxes exceed checks, please call.

Thanks

CREDIT CARD CHARGES

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☐☐☐☐ - ☐☐☐☐ - ☐☐☐☐ - ☐☐☐☐ Exp. Date ______

Signature ______ Printed Name ______

AGENT USE ONLY

INSTRUCTIONS

1. Fully shade in the required Priority square using a dark pencil or marker, staying within the square.
2. Each request must be submitted as a separate item, with its own Filing sheet as the FIRST PAGE.

SODDFS1 06-29-93

NOV-07-95 14:53 FROM:UCS-914-949-9624 ID: PAGE 2/2

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 11/07/1995
950258048 - 2105565

Certificate

for Renewal and Revival of Charter

Medtech Diagnostics, Inc., a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of this corporation is Medtech Diagnostics, Inc.

2. Its registered office in the State of Delaware is located at 15 East North Street, City of Dover Zip Code 19901 County of Kent the name and address of its registered agent is United Corporate Services, Inc.

3. The date of filing of the original Certificate of Incorporation in Delaware was 10/27/86

4. The date when restoration, renewal, and revival of the charter of this company is to commence is the 28th day of February, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5. This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 19 95, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, Diana Truglio the last and acting President, and William Truglio, the last and acting Secretary of Medtech Diagnostics, Inc., have hereunto set their hands to this certificate this 2nd day of November, 1995

x William Truglio
Last and Acting President

ATTEST:

x Diana Truglio
Last and Acting Secretary

DOCUMENT NO. [illegible]

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF   .

MEDTECH DIAGNOSTICS, INC.

MEDTECH DIAGNOSTICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of MEDTECH DIAGNOSTICS, INC. duly adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.

SECOND: That the Certificate of Incorporation of the Corporation is hereby amended by changing the Article thereof numbered FIRST so that, as amended, said Article shall be and read as follows:

FIRST: The name of the corporation is: 4networld.com, Inc.

THIRD: That the Certificate of Incorporation of the Corporation is hereby amended by changing the Article thereof numbered FOURTH so that, as amended, said Article shall be and read as follows:

FOURTH: The corporation shall be authorized to issue the following shares:

Class	Number of Shares	Par Value
Common Stock	100,000,000	$.00001
Preferred Stock	5,000,000	$.01

Common Stock

Each share of Common Stock currently issued and outstanding or issued and held in the treasury of the Corporation as of the close of business on the date on which this Certificate of Amendment of the Certificate of Incorporation of the Corporation adding this paragraph shall become effective (the "Effective Date"), is hereby automatically and without further action reclassified, converted and changed to provide that one (1) "new" share of common stock of the Corporation will be exchanged for each fifty (50) shares of currently issued and outstanding common stock of the Corporation, any fractional shares of common stock which result from this share exchange will not be issued but will be rounded up and exchanged for one (1) whole share of the "new" common stock. The "new" common stock issued in this exchange will have the same rights and preferences as the currently outstanding shares of common stock of the Company.

Preferred Stock

Subject to the provisions of this Certificate of Incorporation, the Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a)   The number of shares constituting that series and the distinctive designation of that series;

(b)   The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c)   Whether that series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(d)   Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e)   Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f)   Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund; and



(g) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series."

FOURTH: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FIFTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SIXTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said , has caused this certificate to be signed by Steven N. Bronson, its President and attested to by Steven N. Bronson, its Secretary, this 15th day of May, 2000.

By: Steven N. Bronson
President

CERTIFICATE

For Renewal and Revival of Charter

4networld.com, Inc., a corporation organized under the laws of Delaware, the Certificate of Incorporation of which was filed in the office of the Secretary of State on the 27th day of October, 1986, and recorded in the office of the Recorder of Deeds for Kent County, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of this corporation is 4networld.com, Inc.

2. Its registered office in the State of Delaware is located at 15 East North Street, City of Dover, County of Kent, and the name and address of its registered agent is XL CORPORATE SERVICES, INC

3. The date when the restoration, renewal and revival of the charter of this company is to commence is the 28th day of February, 2001, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

4. This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March, A.D. 2001, at which time its charter became inoperative and void for non-payment of taxes and this certificate of renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, *Steven N. Bronson*, the last and acting President and *Steven N. Bronson*, the last and acting Secretary of 4networld.com, Inc., have hereunto set their hands to this certificate this *14th* day of *March*, 2001.



‾Last and Acting President



‾Last and Acting Secretary

CERTIFICATE OF OWNERSHIP AND MERGER

OF

4net Software, Inc.

INTO

4networld.com, Inc.

(PURSUANT TO SECTION 253 OF THE GENERAL CORPORATION LAW OF DELAWARE)

4networld.com, Inc. (the "Corporation"), a corporation incorporated on the 27th day of October 1986 pursuant to the provisions of the General Corporation Law of the State of Delaware;

DOES HEREBY CERTIFY that the Corporation owns 100% of the capital stock of 4net Software, Inc., a corporation incorporated on December 4, 2000, pursuant to the provisions of General Corporation Law of the State of Delaware, and that the Corporation, by a resolution of its Board of Directors duly adopted at a meeting held on the 20th day of February, 2001 determined to merge into itself said 4net Software, Inc. which resolution is in the following words to wit:

WHEREAS the Corporation lawfully owns 100% of the outstanding stock of 4net Software, Inc., a corporation organized and existing under the laws of the State of Delaware,

NOW, THEREFORE, BE IT RESOLVED, that it is the intention of this Board to merge 4net Software, Inc., the Corporation's wholly owned subsidiary, into the Corporation and for the Corporation to assume all of the rights, benefits, liabilities and obligations of 4net Software, Inc. Accordingly, management of the Corporation is hereby authorized to perform all necessary acts and to execute an Agreement of Merger, Certificate of Ownership and Merger and all other necessary documents to effect the upstream merger of 4net Software, Inc. into the Corporation pursuant to Section 253 of the Delaware Corporation Law; and be it further

RESOLVED, that the Agreement of Merger, a form of which is attached hereto, pursuant to which, among other things, (i) 4net Software, Inc. shall be merged into the Corporation and (ii) each issued and outstanding share of 4net Software, Inc., as of the effective date of the merger, shall be surrendered and extinguished and the same is authorized, approved, ratified and confirmed in all respects; and be it further

RESOLVED, that the Certificate of Ownership and Merger, a form of which is attached hereto, is, in all respects authorized, approved, ratified and confirmed; and be it further

RESOLVED, that in connection with the upstream merger of 4net Software, Inc., the Corporation's wholly owned subsidiary, into the Corporation, the Corporation change its name from 4networld.com, Inc. to 4net Software, Inc., pursuant to Section 253(b) of the Delaware Corporation Law. The proper officers of the Corporation be, and they hereby are, authorized, empowered and directed to do and perform all such other acts and things as any of them shall determine to be necessary or desirable to change the Corporation's name from 4networld.com, Inc. to 4net Software, Inc.; and be it further

RESOLVED, that the proper officers of the Corporation be, and each of them hereby is, authorized and directed, by and on behalf of the Corporation, to execute, file and/or deliver, in the name and on behalf of the Corporation, any and all minutes, stock certificates, orders, receipts, agreements and other documents as they deem necessary or appropriate to carry out the intent of the foregoing resolutions and to consummate the transactions contemplated thereby, the execution and delivery of any such minutes, stock certificates, orders, receipts, agreements or documents to be conclusive evidence of their authority to do so, and be it further

RESOLVED, that pursuant to Section 253(c) of the GCL, the resolutions approving the Merger may be abandoned by the Board of Directors on its own initiative at any time prior to the time that the Certificate of Ownership and Merger becomes effective in accordance with Section 103 of the GCL.

IN WITNESS WHEREOF, 4networld.com, Inc., a corporation, has caused this certificate to be signed by Steven N. Bronson, its President and attested to by Robert Park a member of the Board of Directors, this 27th day of February, 2001.



4networld.com, Inc.

By: Steven N. Bronson
          President

Attest:

By: Robert Park

CERTIFICATE OF DESIGNATIONS, PREFERENCES

AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK

OF

4net Software, Inc.

4net Software, Inc. (the "Company"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "GCL"), in accordance with Section 151 of the GCL, **DOES HEREBY CERTIFY** that:

The Certificate of Incorporation of the Company provides that the Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $.01. The Certificate of Incorporation provides, further, that the Board of Directors is authorized, to the extent permitted by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the GCL, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions thereof. Pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, the Board of Directors, at a duly held meeting on April 9, 2001, adopted a resolution providing for the designation, rights, powers and preferences and the qualifications, limitations and restrictions of 550,000 shares of Series A Convertible Preferred Stock, and that a copy of such resolution is as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company and in accordance with the provisions of its Certificate of Incorporation, as amended, a series of preferred stock of the Company be and it hereby is created, such series of preferred stock to be designated "Series A Convertible Preferred Stock," said series to consist of 550,000 shares of Series A Convertible Preferred Stock with par value of $.01 per share, of which the powers, preferences and rights and the qualifications, limitations and restrictions thereof, shall be as follows:

1.   Designation and Number of Shares. Shares of the series shall be designated and known as the Series A Convertible Preferred Stock of the Company. The Series A Convertible Preferred Stock shall consist of 550,000 shares. Shares of the Series A Convertible Preferred Stock which are retired, converted into shares of Common Stock, purchased or otherwise acquired by the Company shall be cancelled and shall revert to authorized but unissued preferred stock, undesignated as to series and subject to reissuance by the Company as shares of preferred stock of any one or more series.

2.   Conversion of Shares of Series A Convertible Preferred Stock.

2.1   Conversion at the Option of the Holder. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, into five (5) shares of the Common Stock of the Company (the "Conversion Ratio"). A holder of the Series A Convertible Preferred Stock ("Series A Shareholder") may exercise his or her option to convert the shares of Series A Convertible Preferred Stock into five (5) fully paid and nonassessable shares of Common Stock at any time prior to the fifth (5th) anniversary of the date of issuance of the Series A Convertible Preferred Stock, at which time the shares of Series A Convertible Preferred Stock shall automatically convert into five (5) fully paid and nonassessable shares of Common Stock. To convert the shares of Series A Convertible Preferred Stock the Series A Shareholder must give written notice to the Company that the Series A Shareholder elects to convert his or her shares of Series A Convertible Preferred Stock into Common Stock and by surrender of all the certificates for the shares of Series A Convertible Preferred Stock to be converted to the Company at its principal office (or such other office or agency of the Company as the Company may designate by notice in writing to the holders of the Series A Convertible Preferred Stock) at any time during its usual business hours on the date set forth in such notice, together with a statement of the name or names (with addresses and social security numbers) in which the certificates for shares of Common Stock shall be issued.

2.2   Forced Conversion. Each share of Series A Convertible Preferred Stock shall automatically convert into five (5) fully paid and nonassessable shares of Common Stock upon the occurrence of both of the following two events:

(i)   The shares of the Company's Common Stock, which are currently traded on the NASDAQ's Over-the-Counter Bulletin Board under the trading symbol "FNSI", close at or above a price of $1.20 for twenty (20) consecutive trading days; and

(ii)   The shares of Common Stock underlying all of the issued and outstanding shares of Series A Convertible Preferred Stock are covered by a current and effective registration statement filed pursuant to the Securities Act of 1933.

In the event the shares of Series A Convertible Preferred Stock are automatically converted into five (5) shares of Common Stock pursuant to this paragraph 2.2 (the "Forced Conversion"), the holders of the Series A Convertible Preferred Stock shall be notified by certified mail return receipt requested within ten (10) business days of the Forced Conversion.

2

In connection with the Forced Conversion, the holders of the Series A Convertible Preferred Stock shall be required to surrender their shares of Series A Convertible Preferred Stock to the Company, together with a statement of the name or names (with addresses and social security numbers) in which the certificates for shares of Common Stock shall be issued.

2.3   Issuance of Certificates: Time Conversion Effected. Promptly after the receipt of the written notice referred to in subparagraph 2.1, and surrender of the certificates for the shares of Series A Convertible Preferred Stock to be converted, the Company shall issue and deliver, or cause to be issued and delivered, to the Series A Shareholder, registered in such name or names as the Series A Shareholder may direct, certificates to each such Series A Shareholder for the number of shares of Common Stock issuable upon the conversion of such shares of Series A Convertible Preferred Stock. To the extent permitted by law, such conversion shall be deemed to have been effected and the Conversion Ratio shall be determined as of the close of business on the date on which such written notice shall have been received by the Company. At such time the rights of the holders of such shares of Series A Convertible Preferred Stock to be converted shall cease, and the person or persons in whose name or names the certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become holders of record of the shares represented thereby.

3.   Registration Rights for Shares of Common Stock Issued upon Conversion of the Series A Convertible Preferred Stock at the Option of the Holder. The Company hereby undertakes to make all reasonable efforts to file a registration statement pursuant to the Securities Act of 1933, within ninety (90) days of the date of issuance of the Series A Convertible Preferred Stock to register the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock Stock. The Company shall at its sole cost and expense, use all reasonable efforts to cause such registration statement to become effective as soon as practicable, and shall take all other action necessary under federal and state laws and regulations to permit the holders of the Series A Convertible Preferred Stock to sell or otherwise dispose of his or her shares of Common Stock, and will maintain compliance with such federal and state laws and regulations for the period necessary for the holders of the Series A Convertible Preferred Stock to effect the sale or other disposition. Notwithstanding the foregoing, the registration rights granted to the holders of the Series A Convertible Preferred Stock are subject to such limits or the complete prohibition on the number of shares which may be registered as may be imposed by the underwriter, or representative of the underwriters, as the case may be, of the offering to be made pursuant to such registration statement.

3

4.   Interest Payments. Each share of Series A Convertible Preferred Stock shall accrue interest at a rate of eight percent (8%) per annum based on a value of Four Dollars ($4.00) per share of Series A Convertible Preferred Stock from the date of issuance of the Series A Convertible Preferred Stock ("Interest"). The Interest shall be payable to the holders of Series A Convertible Preferred Stock on a semi-annual basis ("Interest Payments"). The initial Interest Payments shall become due and payable to the holders of the Series A Convertible Preferred Stock on the first business day of the calendar month following the six (6) month anniversary of the date of issuance of the Series A Convertible Preferred Stock (the "Initial Interest Payment"). Subsequent Interest Payments shall be made on the six (6) month anniversary of the Initial Interest Payment. Interest shall cease to accrue on the Series A Convertible Preferred Stock once the Series A Convertible Preferred Stock is converted, for any reason, into Common Stock. Upon conversion of the Series A Convertible Preferred Stock into Common Stock all Interest that has accrued on the Series A Convertible Preferred Stock shall become due and payable to the holders of the Series A Convertible Preferred Stock forty-five days after the date the shares of Series A Convertible Preferred Stock are converted into Common Stock.

5.   Liquidation.

5.1   Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the shares of Series A Convertible Preferred Stock (unless previously converted into shares of Common Stock) shall be entitled, before any distribution or payment is made upon any stock ranking on liquidation junior to the Series A Convertible Preferred Stock, to be paid an amount equal to Four Dollars ($4.00) per share of Series A Convertible Preferred Stock, plus in each case, any accrued, but unpaid Interest. Such amount payable with respect to one share of Series A Convertible Preferred Stock, as the case may be, being sometimes referred to as the "Liquidation Payment" and with respect to all shares of Series A Convertible Preferred Stock being sometimes referred to as the "Liquidation Payments".

5.2   If upon such liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets to be distributed among the holders of Series A Convertible Preferred Stock shall be insufficient to permit payment to the holders of Series A Convertible Preferred Stock of the full Liquidation Payments, then the entire assets of the Company to be so distributed shall be distributed ratably among the holders of Series A Convertible Preferred Stock.

5.3   Upon any such liquidation, dissolution or winding up of the Company, after the holders of Series A Convertible Preferred Stock shall have been paid in full the amounts to which they shall be entitled as set forth in subparagraph 5.1 above, the remaining net assets of the Company shall be distributed to the holders of Common Stock in proportion to the shares of Common Stock then held by them.

5.4   The consolidation or merger of the Company into or with any other entity or entities which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof, and the sale or transfer by the Company of all or substantially all its assets, shall be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of the provisions of this paragraph 5, with the result that, unless previously converted into shares of Common Stock, the outstanding shares of Series A Convertible Preferred Stock shall automatically convert into five (5) fully paid and nonassessable shares of Common Stock.

5.5   For purposes hereof, the Common Stock shall rank on liquidation junior to the Series A Convertible Preferred Stock.

6.   Adjustments to the Conversion Ratio. In case the Company shall at any time subdivide (by any stock split, stock dividend or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Ratio in effect immediately prior to such subdivision shall be proportionately increased, and, conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares (by reverse split or otherwise), the Conversion Ratio in effect immediately prior to such combination shall be proportionately reduced.

7.   Notice of Adjustment. Upon any adjustment of the Conversion Ratio, as set forth in paragraph 6, above, the Company shall give written notice thereof, within twenty (20) business days, by first class mail, postage prepaid, or by telex to non-United States residents, addressed to each holder of shares of Series A Convertible Preferred Stock at the address of such holder as shown on the books of the Company, which notice shall state the Conversion Ratio resulting from such adjustment, setting forth in reasonable detail the method upon which such calculation is based.

8.   <u>Voting Rights.</u> The holders of the Series A Convertible Preferred Stock shall have no voting rights, except that so long as any shares of Series A Convertible Preferred Stock are outstanding, the consent of the holders of at least a majority, or any greater amount then required by law, of the shares of Series A Convertible Preferred Stock outstanding, given in person or by proxy, either in writing or by vote at a meeting of the holders of the holders of Series A Convertible Preferred Stock called for the purpose, shall be necessary for authorizing or effecting the amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation or the By-Laws of the Company, as amended to date and presently in effect, or of this resolution, so as to affect adversely the preferences, priority, rights, powers or privileges of the Series A Convertible Preferred Stock as such or the holders thereof as such.

9.   <u>Stock to be Reserved.</u> The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Series A Convertible Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Series A Convertible Preferred Stock.

10.   <u>Dividends.</u> The holders of shares of Series A Convertible Preferred Stock shall not be entitled to any dividends declared on the Common Stock, unless and until the shares of Series A Convertible Preferred Stock are converted into shares Common Stock .

11.   <u>Amendments.</u> No provision of these terms of the Series A Convertible Preferred Stock may be amended, modified or waived as to such Series without the written consent or affirmative vote of the holders of at least fifty-one percent (51%) of the then outstanding shares of Series A Convertible Preferred Stock.

IN WITNESS WHEREOF, 4net Software, Inc. has caused this Certificate to be signed by Steven N. Bronson, its President, this 10th day of April, 2001.



                                     Steven N. Bronson, President
                                     4net Software, Inc.

AMENDED
CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK

OF

4net Software, Inc.

4net Software, Inc. (the "Company"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "GCL"), in accordance with Section 151 of the GCL, **DOES HEREBY CERTIFY** that:

The Certificate of Incorporation of the Company provides that the Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $.01. The Certificate of Incorporation provides, further, that the Board of Directors is authorized, to the extent permitted by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the GCL, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions thereof. Pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, the Board of Directors, at a duly held meeting on April 9, 2001, adopted a resolution providing for the designation, rights, powers and preferences and the qualifications, limitations and restrictions of 550,000 shares of Series A Convertible Preferred Stock, and that a copy of such resolution is as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company, the provisions of its Certificate of Incorporation, as amended, and in accordance with the General Corporation Law of the State of Delaware the Board of Directors hereby authorizes the filing of an Amended Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of 4net Software, Inc. to amend certain terms and conditions of the Company's "Series A Convertible Preferred Stock." Accordingly, the Company's Series A Convertible Preferred Stock with par value of $.01 per share, shall have the powers, preferences and rights and the qualifications, limitations and restrictions thereof, as follows:

1. Designation and Number of Shares. Shares of the series shall be designated and known as the Series A Convertible Preferred Stock of the Company. The Series A Convertible Preferred Stock shall consist of 550,000 shares. Shares of the Series A Convertible Preferred Stock which are retired, converted into shares of Common Stock, purchased or otherwise acquired by the Company shall be cancelled and shall revert to authorized but unissued preferred stock, undesignated as to series and subject to reissuance by the Company as shares of preferred stock of any one or more series.

2. Conversion of Shares of Series A Convertible Preferred Stock.

    2.1 Conversion at the Option of the Holder. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, into five (5) shares of the Common Stock of the Company (the "Conversion Ratio"). A holder of the Series A Convertible Preferred Stock ("Series A Shareholder") may exercise his or her option to convert the shares of Series A Convertible Preferred Stock into five (5) fully paid and nonassessable shares of Common Stock at any time prior to the fifth (5th) anniversary of the date of issuance of the Series A Convertible Preferred Stock, at which time the shares of Series A Convertible Preferred Stock shall automatically convert into five (5) fully paid and nonassessable shares of Common Stock. To convert the shares of Series A Convertible Preferred Stock the Series A Shareholder must give written notice to the Company that the Series A Shareholder elects to convert his or her shares of Series A

Convertible Preferred Stock into Common Stock and by surrender of all the certificates for the shares of Series A Convertible Preferred Stock to be converted to the Company at its principal office (or such other office or agency of the Company as the Company may designate by notice in writing to the holders of the Series A Convertible Preferred Stock) at any time during its usual business hours on the date set forth in such notice, together with a statement of the name or names (with addresses and social security numbers) in which the certificates for shares of Common Stock shall be issued.

2.2   Forced Conversion. Each share of Series A Convertible Preferred Stock shall automatically convert into five (5) fully paid and nonassessable shares of Common Stock upon the occurrence of both of the following two events:

   (i)   The shares of the Company's Common Stock, which are currently traded on the NASDAQ's Over-the-Counter Bulletin Board under the trading symbol "FNSI", close at or above a price of $1.20 for twenty (20) consecutive trading days; and

   (ii)   The shares of Common Stock underlying all of the issued and outstanding shares of Series A Convertible Preferred Stock are covered by a current and effective registration statement filed pursuant to the Securities Act of 1933.

In the event the shares of Series A Convertible Preferred Stock are automatically converted into five (5) shares of Common Stock pursuant to this paragraph 2.2 (the "Forced Conversion"), the holders of the Series A Convertible Preferred Stock shall be notified by certified mail return receipt requested within ten (10) business days of the Forced Conversion. In connection with the Forced Conversion, the holders of the Series A Convertible Preferred Stock shall be required to surrender their shares of Series A Convertible Preferred Stock to the Company, together with a statement of the name or names (with addresses and social security numbers) in which the certificates for shares of Common Stock shall be issued.

2.3   Issuance of Certificates: Time Conversion Effected. Promptly after the receipt of the written notice referred to in subparagraph 2.1, and surrender of the certificates for the shares of Series A Convertible Preferred Stock to be converted, the Company shall issue and deliver, or cause to be issued and delivered, to the Series A Shareholder, registered in such name or names as the Series A Shareholder may direct, certificates to each such Series A Shareholder for the number of shares of Common Stock issuable upon the conversion of such shares of Series A Convertible Preferred Stock. To the extent permitted by law, such conversion shall be deemed to have been effected and the Conversion Ratio shall be determined as of the close of business on the date on which such written notice shall have been received by the Company. At such time the rights of the holders of such shares of Series A Convertible Preferred Stock to be converted shall cease, and the person or persons in whose name or names the certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become holders of record of the shares represented thereby.

3.   Registration Rights for Shares of Common Stock Issued upon Conversion of the Series A Convertible Preferred Stock at the Option of the Holder. The Company hereby undertakes to make all reasonable efforts to file a registration statement pursuant to the Securities Act of 1933, within ninety (90) days of the date of issuance of the Series A Convertible Preferred Stock to register the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock Stock. The Company shall at its sole cost and expense, use all reasonable efforts to cause such registration statement to become effective as soon as practicable, and shall take all other action necessary under federal and state laws and regulations to permit the holders of the Series A Convertible Preferred Stock to sell or otherwise dispose of his or her shares of Common Stock, and will maintain compliance with such federal and state laws and regulations for the period

2

necessary for the holders of the Series A Convertible Preferred Stock to effect the sale or other disposition. Notwithstanding the foregoing, the registration rights granted to the holders of the Series A Convertible Preferred Stock are subject to such limits or the complete prohibition on the number of shares which may be registered as may be imposed by the underwriter, or representative of the underwriters, as the case may be, of the offering to be made pursuant to such registration statement.

4.   Cumulative Dividend Payments. Each share of Series A Convertible Preferred Stock shall be paid, out of any assets at the time legally available therefore, a dividend at the rate of eight percent (8%) per annum based on a value of four dollars ($4.00) per share of Series A Convertible Preferred Stock from the date of issuance of the Series A Convertible Preferred Stock ("Cumulative Dividend"). Such Cumulative Dividends are prior and in preference to any declaration or payment of any distribution to any other class of preferred stock or the common stock of the Company. The Cumulative Dividend shall be payable to the holders of Series A Convertible Preferred Stock on a semi-annual basis ("Cumulative Dividend Payments"). The initial Cumulative Dividend Payments shall become due and payable to the holders of the Series A Convertible Preferred Stock on the first business day of the calendar month following the six (6) month anniversary of the date of issuance of the Series A Convertible Preferred Stock (the "Initial Cumulative Dividend Payment"). Subsequent Cumulative Dividend Payments shall be made on the six (6) month anniversary of the Initial Cumulative Dividend Payment. Cumulative Dividends shall cease to accrue on the Series A Convertible Preferred Stock once the Series A Convertible Preferred Stock is converted, for any reason, into Common Stock. The Cumulative Dividend shall accrue on each share of Series A Convertible Preferred Stock from day to day from the date of issuance of the Series A Convertible Preferred Stock whether or not earned or declared so that if such Cumulative Dividend with respect to any previous period at the rate provided for herein has not been paid on, or declared and set apart for, all shares of Series A Convertible Preferred Stock at the time outstanding, the deficiency shall be fully paid on, or declared and set apart for such shares of Series A Convertible Preferred Stock before any distribution shall be paid on or declared and set apart for any other class of preferred stock or the common stock of the Company. Upon conversion of the Series A Convertible Preferred Stock into Common Stock all Cumulative Dividends that have accrued, but which have not been paid, on the Series A Convertible Preferred Stock shall become due and payable to the holders of the Series A Convertible Preferred Stock forty-five days after the date the shares of Series A Convertible Preferred Stock are converted into Common Stock.

5.   Liquidation.

5.1   Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the shares of Series A Convertible Preferred Stock (unless previously converted into shares of Common Stock) shall be entitled, before any distribution or payment is made upon any stock ranking on liquidation junior to the Series A Convertible Preferred Stock, to be paid an amount equal to four dollars ($4.00) per share of Series A Convertible Preferred Stock, plus in each case, any accrued, but unpaid Cumulative Dividends. Such amount payable with respect to one share of Series A Convertible Preferred Stock, as the case may be, being sometimes referred to as the "Liquidation Payment" and with respect to all shares of Series A Convertible Preferred Stock being sometimes referred to as the "Liquidation Payments".

5.2   If upon such liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets to be distributed among the holders of Series A Convertible Preferred Stock shall be insufficient to permit payment to the holders of Series A Convertible Preferred Stock of the full Liquidation Payments, then the entire assets of the Company to be so distributed shall be distributed ratably among the holders of Series A Convertible Preferred Stock.

5.3   Upon any such liquidation, dissolution or winding up of the Company, after the holders of Series A Convertible Preferred Stock shall have been paid in full the amounts to which they shall be entitled as set forth in subparagraph 5.1 above, the remaining net assets of the Company shall be distributed to the holders of Common Stock in proportion to the shares of Common Stock then held by them.

5.4   The consolidation or merger of the Company into or with any other entity or entities which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof, and the sale or transfer by the Company of all or substantially all its assets, shall be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of the provisions of this paragraph 5, with the result that, unless previously converted into shares of Common Stock, the outstanding shares of Series A Convertible Preferred Stock shall automatically convert into five (5) fully paid and nonassessable shares of Common Stock.

5.5   For purposes hereof, the Common Stock shall rank on liquidation junior to the Series A Convertible Preferred Stock.

6.   Adjustments to the Conversion Ratio. In case the Company shall at any time subdivide (by any stock split, stock dividend or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Ratio in effect immediately prior to such subdivision shall be proportionately increased, and, conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares (by reverse split or otherwise), the Conversion Ratio in effect immediately prior to such combination shall be proportionately reduced.

7.   Notice of Adjustment. Upon any adjustment of the Conversion Ratio, as set forth in paragraph 6, above, the Company shall give written notice thereof, within twenty (20) business days, by first class mail, postage prepaid, or by telex to non-United States residents, addressed to each holder of shares of Series A Convertible Preferred Stock at the address of such holder as shown on the books of the Company, which notice shall state the Conversion Ratio resulting from such adjustment, setting forth in reasonable detail the method upon which such calculation is based.

8.   Voting Rights. The holders of the Series A Convertible Preferred Stock shall have no voting rights, except that so long as any shares of Series A Convertible Preferred Stock are outstanding, the consent of the holders of at least a majority, or any greater amount then required by law, of the shares of Series A Convertible Preferred Stock outstanding, given in person or by proxy, either in writing or by vote at a meeting of the holders of the holders of Series A Convertible Preferred Stock called for the purpose, shall be necessary for authorizing or effecting the amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation or the By-Laws of the Company, as amended to date and presently in effect, or of this resolution, so as to affect adversely the preferences, priority, rights, powers or privileges of the Series A Convertible Preferred Stock as such or the holders thereof as such.

9. <u>Stock to be Reserved</u>. The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Series A Convertible Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Series A Convertible Preferred Stock.

10. <u>Amendments</u>. No provision of these terms of the Series A Convertible Preferred Stock may be amended, modified or waived as to such Series without the written consent or affirmative vote of the holders of at least fifty-one percent (51%) of the then outstanding shares of Series A Convertible Preferred Stock.

    IN WITNESS WHEREOF, 4net Software, Inc. has caused this Certificate to be signed by Steven N. Bronson, its President, this 17th day of May, 2001.



Steven N. Bronson, President
4net Software, Inc.

5

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

4NET SOFTWARE, INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:31 PM 04/07/2016
FILED 04:31 PM 04/07/2016
SR 20162152462 - File Number 2105565

4NET SOFTWARE, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of 4NET SOFTWARE, INC. duly adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and obtained the written consent of a majority of the stockholders of the Corporation for approval thereof.

SECOND: That the Certificate of Incorporation of the Corporation is hereby amended by changing the Article thereof numbered FIRST so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is: Regional Brands Inc.

THIRD: That the Certificate of Incorporation of the Corporation is hereby amended by changing the Article thereof numbered FOURTH so that, as amended, said Article shall be and read as follows:

FOURTH: The Corporation shall be authorized to issue the following shares:

Class	Number of Shares	Par Value
Common Stock	750,000,000	$.00001
Preferred Stock	5,000,000	$.01

FIFTH: That thereafter, pursuant to Section 228 of the General Corporation Law of the State of Delaware, a majority of the shareholders of the Corporation executed a written consent in favor of the amendment.

SIXTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SEVENTH: That the capital of the Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Steven N. Bronson, its President on this 7ᵗʰ day of April, 2016.



By: Steven N. Bronson, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:12 PM 07/22/2016
FILED 01:12 PM 07/22/2016
SR 20165032693 - File Number 2105565

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
REGIONAL BRANDS INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

It is hereby certified that:

1. The name of the corporation is: Regional Brands Inc. (the "Corporation"). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 27, 1986.

2. The amendment to the Certificate of Incorporation of the Corporation effected by this Certificate of Amendment is to reduce the number of shares of Common Stock the Corporation is authorized to issue and to reflect a reverse stock split, with a ratio of 0.001:1, of the Corporation's Common Stock, par value $.00001 per share, so that each one (1) issued and outstanding or treasury share of the Corporation's Common Stock will become 0.001of an issued and outstanding or treasury share of the Corporation's Common Stock.

3. To accomplish the foregoing amendments, the Corporation's Certificate of Incorporation is hereby amended by striking the article "FOURTH" thereof, so that, as amended, said article "FOURTH" shall read in its entirety, as follows:

"**FOURTH:** The Corporation shall be authorized to issue the following shares:

Class	Number of Shares	Par Value
Common Stock	50,000,000	$.00001
Preferred Stock	5,000,000	$.01

Effective at 12:01 a.m., Eastern Daylight Time, on July 26, 2016 (the "Effective Time"), each one (1) share of Common Stock of the Corporation issued and outstanding or held as treasury shares immediately prior to the Effective Time (the "Old Common Stock") shall automatically be reclassified and continued, without any action on the part of the holder thereof (the "Reverse Split"), as 0.001 of a share of post-Reverse Split Common Stock (the "New Common Stock"). The Corporation shall round up any fractional shares of New Common Stock, on account of the Reverse Split, to the nearest whole share of Common Stock.

Each stock certificate that immediately prior to the Effective Time represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, subject to the elimination of fractional share interests as described above; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive upon surrender of such certificate a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been

3774431-1

reclassified. From and after the Effective Time, the term "New Common Stock" as used in this Article Fourth shall mean Common Stock as otherwise used in this Certificate of Incorporation."

4.   The amendments of the Certificate of Incorporation of the Corporation effected by this Certificate of Amendment were duly authorized by the Board of Directors of the Corporation and the stockholders holding a majority of the outstanding shares of Common Stock of the Corporation entitled to vote thereon by written consent in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

5.   The foregoing amendments shall be effective as of the time this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Regional Brands Inc. has caused this Certificate of Amendment to be signed by Brian Hopkins, its Chairman, Chief Executive Officer and President, this 22nd day of July 2016.

REGIONAL BRANDS INC.

By: /s/ Brian Hopkins
Name: Brian Hopkins
Title: Chairman, Chief Executive Officer and
          President